UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41181

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Results of Yoshitsu Co., Ltd’s 2023 Annual General Meeting of Shareholders

At the 2023 annual general meeting of shareholders of Yoshitsu Co., Ltd (the “Company”) held on June 30, 2023, at 11:00 a.m., Japan Standard Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

A total of 24,122,934 votes, representing 66.54% of the votes exercisable as of March 31, 2023, the record date, were present in person or by proxy at the 2023 annual general meeting. The results of the votes were as follows:

1.	To re-elect Mr. Mei Kanayama as a director of the Company

Resolution	For	Against
Re-election of Mei Kanayama	24,070,357	52,577

2.	To re-elect Mr. Yoichiro Haga as a director of the Company

Resolution	For	Against
Re-election of Yoichiro Haga	24,070,357	52,577

3.	To re-elect Mr. Yoji Takenaka as an external director of the Company

Resolution	For	Against
Re-election of Yoji Takenaka	24,070,363	52,571

4.	To re-elect Mr. Tetsuya Sato as an external director of the Company

Resolution	For	Against
Re-election of Tetsuya Sato	24,070,363	52,571

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: July 6, 2023	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director
(Principal Executive Officer)

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